July 29, 2011
VIA EDGAR
Ms. Sonia Barros
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mail Stop 3010
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Post-Effective Amendment No. 4 to Form S-11
Filed April 22, 2011
File No. 333-157688
Dear Ms. Barros:
     This letter sets forth the response of NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by Erin Martin via telephone on July 27, 2011 regarding Post-Effective Amendment No. 4 to the Issuer’s registration statement on Form S-11 and the Annual Report on Form 10-K filed by the Issuer for the year ended December 31, 2010 (the “Form 10-K”). For your convenience, I have set forth below our understanding of the Staff’s comment, followed by the Issuer’s response.
1.  Comment: The certifications of the Issuer’s principal executive and principal financial officer filed as Exhibits 31.1 and 31.2 to the Form 10-K deviate from the form provided in Item 601(31)(i) of Regulation S-K (the “Certification Form”) by providing the titles of the principal executive and principal financial officer in the opening paragraph of the Certification Form. The Staff requests that the Issuer undertake to strictly comply with the structure and content of the Certification Form in all future filings with the SEC pursuant to which the Certification Form is required.
     Response: The Issuer hereby undertakes to strictly comply with the structure and content of the Certification Form in all future filings with the SEC pursuant to which the Certification Form is required.
The Issuer acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Sonia Barros
July 29, 2011

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or require additional information, please do not hesitate to contact me at (212) 547-2600.

Sincerely,
/s/ Albert Tylis
Albert Tylis
General Counsel and Secretary NorthStar Real Estate Income Trust, Inc.

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP